SOLAR SENIOR CAPITAL LTD.

500 Park Avenue

New York, NY 10022

(212) 993-1670

June 21, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Raymond Be, Esq.

Re:	Solar Senior Capital Ltd.
Post-Effective Amendment No. 2 to the Registration Statement on Form N-2
Filed on June 21, 2019 (File No. 333-223830)

Dear Mr. Be:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Solar Senior Capital Ltd. (the “Company”) hereby respectfully requests acceleration of effectiveness of Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-223830) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on June 25, 2019, or as soon as thereafter as possible.

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Richard L. Peteka
Richard L. Peteka Chief Financial Officer, Treasurer and Secretary